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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 6)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       November 14, 1999
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103

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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G.C. Associates Holdings Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                673,130 SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                     0       SHARES
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         673,130 SHARES
                         -------
                   10. SHARED DISPOSITIVE POWER
                              0       SHARES
                         -------
11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING PERSON
     673,130 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [  ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.6%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

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Item 1.        Security and Issuer.
               --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.        Purpose of Transaction.
               -----------------------
      Item 4 of the Statement is hereby amended to add the following:

      "On July 21, 1999, two representatives of GC, Richard Ciurczak and John Crawford, were elected as members of the Company's Board of Directors. Mr. Steven B. Lapin did not stand for reelection.
      On November 14, 1999, an affiliate of GC delivered to the Company a letter expressing its intent to offer to purchase all
of   the   assets  and  substantially  all  of  the  liabilities
(exclusive of indebtedness) of the Company. The letter assumes that the purchase price will be allocated to the Company's outstanding indebtedness, common stock, warrants and stock options, and indicates the amenability of such affiliate to restructure the transaction as a cash merger or similar stock transaction with an adjustment in the purchase price. Reference is made to the letter, a copy of which is annexed hereto as Exhibit B.
      In the event the Company determines not to pursue the proposed offer, GC may consider taking other action which could result in the acquisition or disposition of securities of the Company or a change in its present board of directors or management. GC has not made any determination with respect to the foregoing."

Item 5.        Interest in Securities of the Issuer.
               -------------------------------------
     GC is the beneficial owner of and has the power to vote and dispose of 393,290 shares of Common Stock and 279,840 Common
Stock Purchase Warrants ("Warrants"), constituting         49.6%
of the outstanding shares of Common Stock as determined for purposes of this Statement. The Warrants were received from the Company on December 17, 1997 as a pro rata distribution to holders of record of the Company's Common Stock as of June 5, 1997. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GC.
     To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers and directors beneficially owns any Common Stock or Warrants and none of such persons has effected any transaction in any Common Stock or Warrants during the past sixty days.

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Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              G.C. Associates Holdings Corp.




                              By:   /s/ David T. Kettig
                                    --------------------------
                                    David T. Kettig, Secretary




November 15, 1999